GAP INC. REPORTS OCTOBER SALES DOWN 12 PERCENT; COMPARABLE STORE SALES DOWN 16 PERCENT

Company Expects Q3 Earnings Per Share of $0.33 to $0.35 Compared With Q3 Earnings Per Share of $0.30 Last Year

SAN FRANCISCO - November 6, 2008 - Gap Inc. (NYSE: GPS) today reported net sales of $1.08 billion for the four-week period ended November 1, 2008, which is a decrease of 12 percent as compared with net sales of $1.23 billion for the same period ended November 3, 2007. The company's comparable store sales for October 2008 decreased 16 percent compared with an 8 percent decrease for October 2007.

Comparable store sales by division for October 2008 were as follows:

  Gap North America: negative 14 percent versus negative 7 percent last year
  Banana Republic North America: negative 17 percent versus negative 2 percent last year
  Old Navy North America: negative 20 percent versus negative 11 percent last year
  International: negative 5 percent versus negative 6 percent last year

"In October, we continued to deliver merchandise margins significantly above last year despite the tough market conditions," said Sabrina Simmons, chief financial officer of Gap Inc.  "We are reaffirming our full year earnings guidance and will continue to use inventory and cost management to offset what we anticipate will be a challenging holiday season."

Third Quarter Sales Results

For the thirteen weeks ended November 1, 2008, total company net sales were $3.56 billion, which is a decrease of 8 percent as compared with net sales of $3.85 billion for the thirteen weeks ended November 3, 2007. The company's third quarter comparable store sales decreased 12 percent compared with a decrease of 5 percent in the third quarter of the prior year.

Comparable store sales by division for the third quarter of fiscal year 2008 were as follows:

  Gap North America: negative 7 percent versus negative 6 percent last year
  Banana Republic North America: negative 11 percent versus positive 1 percent last year
  Old Navy North America: negative 18 percent versus negative 8 percent last year
  International: negative 1 percent versus negative 4 percent last year

Third Quarter and Fiscal Year Earnings Guidance

Gap Inc. expects diluted earnings per share on a GAAP basis for the third quarter to be $0.33 to $0.35, compared with diluted earnings per share of $0.30 for the third quarter of last year.

The company reaffirmed that it expects full year diluted earnings per share of $1.30 to $1.35 on a GAAP basis, compared with fiscal year 2007 diluted earnings per share of $1.05.

For more detailed information regarding the company's October 2008 sales, please call 1-800-GAP-NEWS to listen to Gap Inc.'s monthly sales recording. International callers may call 706-634-4421.

Third Quarter Earnings

Gap Inc. will release its third quarter earnings via press release on November 20, 2008, at 1:30 p.m. Pacific Time. In addition, the company will host a summary of Gap Inc.'s third quarter results in a live conference call and webcast at approximately 2:00 p.m. Pacific Time. The conference call can be accessed by calling 1-800-374-0168 and international callers may dial 706-634-0994. The webcast can be accessed at www.gapinc.com.

November Sales

The company will report November sales on December 4, 2008.

Forward-Looking Statements

This press release contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements. Words such as "expect," "anticipate," "believe," "estimate," "intend," "plan," "project," and similar expressions also identify forward-looking statements. Forward-looking statements include diluted earnings per share for the third quarter of fiscal year 2008 and diluted earnings per share for fiscal year 2008.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause the company's actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the following: the risk that additional information may arise during the company's close process or as a result of subsequent events that would require the company to make adjustments to the financial information; the risk that the adoption of new accounting pronouncements will impact future results; the risk that the company will be unsuccessful in gauging fashion trends and changing consumer preferences; the risk that changes in general economic conditions, consumer confidence, or consumer spending patterns will have a negative impact on the company's financial performance or strategies; the highly competitive nature of the company's business in the United States and internationally and its dependence on consumer spending patterns, which are influenced by numerous other factors; the risk that the company will be unsuccessful in identifying and negotiating new store locations and renewing leases for existing store locations effectively; the risk that comparable store sales and margins will experience fluctuations; the risk that the company will be unsuccessful in implementing its strategic, operating and people initiatives; the risk that adverse changes in the company's credit ratings may have a negative impact on its financing costs, structure and access to capital in future periods; the risk that changes to the company's IT systems may disrupt its operations; the risk that trade matters, events causing disruptions in product shipments from China and other foreign countries, or an inability to secure sufficient manufacturing capacity may disrupt the company's supply chain or operations; the risk that the company's efforts to expand internationally through franchising and similar arrangements may not be successful and could impair the value of its brands; the risk that acts or omissions by the company's third party vendors, including a failure to comply with the company's code of vendor conduct, could have a negative impact on the company's reputation or operations; the risk that the company does not repurchase some or all of the shares it anticipates purchasing pursuant to its repurchase program; and the risk that the company will not be successful in defending various proceedings, lawsuits, disputes, claims, and audits; any of which could impact net sales, costs and expenses, and/or planned strategies. Additional information regarding factors that could cause results to differ can be found in the company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008.  Readers should also consult the Company's quarterly report on Form 10-Q for the fiscal quarter ended August 2, 2008.

These forward-looking statements are based on information as of November 6, 2008. The company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

About Gap Inc.

Gap Inc. is a leading global specialty retailer offering clothing, accessories and personal care products for men, women, children and babies under the Gap, Banana Republic, Old Navy, Piperlime and Athleta brand names. Fiscal 2007 sales were $15.8 billion. Gap Inc. operates more than 3,100 stores in the United States, the United Kingdom, Canada, France, Japan and Ireland. In addition, Gap Inc. is expanding its international presence with franchise agreements in Asia, Europe, Latin America and the Middle East. For more information, please visit gapinc.com.

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